Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

Interim Results Announcement for the Six Months

Ended June 30, 2025

XPeng Inc. (“XPENG” or the “Company,” Hong Kong stock code: 9868 and NYSE symbol: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced the unaudited financial results of the Company and its subsidiaries and consolidated affiliated entities (the “Group”) for the six months ended June 30, 2025 (the “Reporting Period”).

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2025

•	Total deliveries of vehicles were 197,189 in the six months ended June 30, 2025, representing an increase of 279.0% from 52,028 in the six months ended June 30, 2024.

•	XPENG’s physical sales network had a total of 677 stores, covering 224 cities as of June 30, 2025.

•	XPENG self-operated charging station network reached 2,348 stations, including 1,304 XPENG S4 and S5 ultra-fast charging stations as of June 30, 2025.

•	Total revenues were RMB34.09 billion in the six months ended June 30, 2025, representing an increase of 132.5% from RMB14.66 billion in the six months ended June 30, 2024.

•	Revenues from vehicle sales were RMB31.25 billion in the six months ended June 30, 2025, representing an increase of 152.8% from RMB12.36 billion in the six months ended June 30, 2024.

•	Gross margin was 16.5% in the six months ended June 30, 2025, compared with 13.5% in the six months ended June 30, 2024.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of vehicle sales revenues, was 12.6% in the six months ended June 30, 2025, compared with 6.0% in the six months ended June 30, 2024.

•

Net loss was RMB1.14 billion in the six months ended June 30, 2025, compared with RMB2.65 billion in the six months ended June 30, 2024. Excluding share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, non-GAAP net loss was RMB0.81 billion in the six months ended June 30, 2025, compared with RMB2.63 billion in the six months ended June 30, 2024.

•

Net loss attributable to ordinary shareholders of XPENG was RMB1.14 billion in the six months ended June 30, 2025, compared with RMB2.65 billion in the six months ended June 30, 2024. Excluding share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB0.81 billion in the six months ended June 30, 2025, compared with RMB2.63 billion in the six months ended June 30, 2024.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB1.20 and basic and diluted net loss per ordinary share were both RMB0.60 for the six months ended June 30, 2025. Each ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted net loss per ADS were both RMB0.85 and non-GAAP basic and diluted net loss per ordinary share were both RMB0.43 for the six months ended June 30, 2025.

•

Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB47.57 billion as of June 30, 2025, compared with RMB41.96 billion as of December 31, 2024. Time deposits include restricted short-term deposits, short-term deposits, current portion and non-current portion of restricted long-term deposits, current portion and non-current portion of long-term deposits.

MANAGEMENT QUOTES

“In the second quarter of 2025, XPENG achieved record-high performance across key operational and financial metrics, including vehicle deliveries, revenue, gross margin, and cash position.” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “By 2025, we have completed upgrades to the next generation technology platforms for smart and electrification technologies, further strengthening our technology leadership over our peers. This will enable our strong product cycle to generate stronger momentum and accelerate sales growth.”

“In the face of intense industry-wide price competition, we remain committed to a long-term, sustainable growth strategy, with rapidly improving operational quality. Our vehicle margin has improved for eight consecutive quarters. In the second quarter, the vehicle margin increased by 3.8 percentage points quarter-on-quarter to 14.3%, while the company’s overall gross margin rose to 17.3%, reaching a new historical high.” added Dr. Hongdi Brian Gu, Vice Chairman and Co-President of XPENG. “We are confident that we will not only accelerate scale growth but also continue to improve the company’s profitability, enabling us to sustain industry-leading R&D and continuously push the boundaries of technology innovation.”

RECENT DEVELOPMENTS

Deliveries in July 2025

•	Total deliveries were 36,717 vehicles in July 2025.

•	As of July 31, 2025, year-to-date total deliveries were 233,906 vehicles.

Launch of G7

On July 3, 2025, XPENG officially launched the G7, a smart electric family SUV and started deliveries in the same month.

Entry into Agreement on Expanding E/E Architecture Technical Collaboration with the Volkswagen Group

On August 15, 2025, XPENG and the Volkswagen Group announced entry into an agreement on expanding technical collaboration with respect to Electrical/Electronic architecture (“E/E Architecture”). For details, please refer to the announcement of the Company dated August 15, 2025.

UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2025

Total revenues were RMB34.09 billion in the six months ended June 30, 2025, representing an increase of 132.5% from RMB14.66 billion in the six months ended June 30, 2024.

Revenues from vehicle sales were RMB31.25 billion in the six months ended June 30, 2025, representing an increase of 152.8% from RMB12.36 billion in the six months ended June 30, 2024. The year-over-year increase was mainly attributable to higher deliveries.

Revenues from services and others were RMB2.83 billion in the six months ended June 30, 2025, representing an increase of 23.3% from RMB2.30 billion in the six months ended June 30, 2024. The year-over-year increase was mainly attributable to the increased revenues from technical research and development services (“technical R&D services”) and increased revenue from parts and accessories sales in line with higher accumulated vehicle sales.

Cost of sales was RMB28.46 billion in the six months ended June 30, 2025, representing an increase of 124.4% from RMB12.68 billion in the six months ended June 30, 2024. The year-over-year increase was mainly in line with vehicle deliveries as described above, partially offset by ongoing cost reduction.

Gross margin was 16.5% in the six months ended June 30, 2025, compared with 13.5% in the six months ended June 30, 2024.

Vehicle margin was 12.6% in the six months ended June 30, 2025, compared with 6.0% in the six months ended June 30, 2024. The year-over-year increase was primarily attributable to the ongoing cost reduction and improvement in product mix of models.

Services and others margin was 60.1% in the six months ended June 30, 2025, compared with 54.1% in the six months ended June 30, 2024. The year-over-year increase was primarily attributable to the higher gross margin from the aforementioned technical R&D services revenue.

Research and development expenses were RMB4.19 billion in the six months ended June 30, 2025, representing an increase of 48.6% from RMB2.82 billion in the six months ended June 30, 2024. The year-over-year increase was mainly due to higher expenses related to the development of new vehicle models and technologies as the Company expanded its product portfolio to support future growth.

Selling, general and administrative expenses were RMB4.11 billion in the six months ended June 30, 2025, representing an increase of 38.9% from RMB2.96 billion in the six months ended June 30, 2024. The year-over-year increase was primarily attributable to the higher commission to the franchised stores and higher logistics and warehousing expenses driven by higher sales volume.

Other income, net was RMB0.78 billion in the six months ended June 30, 2025, representing an increase of 121.4% from RMB0.35 billion in the six months ended June 30, 2024. The year-over-year increase was primarily due to the receipt of government subsidies.

Fair value (loss) gain on derivative liability relating to the contingent consideration was loss of RMB0.08 billion in the six months ended June 30, 2025, compared with gain of RMB0.19 billion in the six months ended June 30, 2024. This non-cash (loss) gain resulted from the fair value change of the contingent consideration related to the acquisition of DiDi Global Inc. (“DiDi”)’s smart auto business.

Loss from operations was RMB1.98 billion in the six months ended June 30, 2025, compared with RMB3.26 billion in the six months ended June 30, 2024.

Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, was RMB1.65 billion in the six months ended June 30, 2025, compared with RMB3.23 billion in the six months ended June 30, 2024.

Net loss was RMB1.14 billion in the six months ended June 30, 2025, compared with RMB2.65 billion in the six months ended June 30, 2024.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, was RMB0.81 billion in the six months ended June 30, 2025, compared with RMB2.63 billion in the six months ended June 30, 2024.

Net loss attributable to ordinary shareholders of XPENG was RMB1.14 billion in the six months ended June 30, 2025, compared with RMB2.65 billion in the six months ended June 30, 2024.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, was RMB0.81 billion in the six months ended June 30, 2025, compared with RMB2.63 billion in the six months ended June 30, 2024.

Basic and diluted net loss per ADS were both RMB1.20 in the six months ended June 30, 2025, compared with RMB2.81 in the six months ended June 30, 2024.

Non-GAAP basic and diluted net loss per ADS were both RMB0.85 in the six months ended June 30, 2025, compared with RMB2.79 in the six months ended June 30, 2024.

Balance Sheets

As of June 30, 2025, the Group had cash and cash equivalents, restricted cash, short-term investments and time deposits of RMB47.57 billion, compared with RMB41.96 billion as of December 31, 2024.

BUSINESS OUTLOOK

For the third quarter of 2025, the Company expects:

•	Deliveries of vehicles to be between 113,000 and 118,000, representing a year-over-year increase of approximately 142.8% to 153.6%.

•	Total revenues to be between RMB19.6 billion and RMB21.0 billion, representing a year-over-year increase of approximately 94.0% to 107.9%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

1.	Liquidity and capital resources

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB1.14 billion and RMB2.65 billion for the six months ended June 30, 2025 and 2024, respectively. Accumulated deficit amounted to RMB42.74 billion as of June 30, 2025. Net cash provided by operating activities was approximately RMB7.64 billion for the six months ended June 30, 2025 and net cash used in operating activities was approximately RMB7.39 billion for the six months ended June 30, 2024.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its initial public offering and follow-on offering on New York Stock Exchange in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11.41 billion and RMB15.98 billion, respectively. In July 2021, with the completion of its global offering, including the Hong Kong Public Offering and the International Offering, on the Stock Exchange of Hong Kong Limited, the Group further received the net proceeds, after deducting the underwriting discounts and commissions, of HKD15.82 billion. In December 2023, with the completion of the investment by the Volkswagen, the Group received the net proceeds, after deducting related costs and expenses, of RMB5.02 billion.

As of June 30, 2025, the balance of cash and cash equivalents, restricted cash, excluding RMB0.01 billion (December 31, 2024: RMB0.01 billion) restricted as to withdrawal or use for legal disputes, short-term investments and time deposits was RMB47.56 billion (December 31, 2024: RMB41.95 billion).

2.	Interest-bearing bank and other borrowings

(i)	Short-term bank loans

As of June 30, 2025, the Group’s short-term borrowings from banks in the PRC amounted to RMB3.20 billion in aggregate. The effective interest rate of these borrowings was 2.09% per annum. As of December 31, 2024, the Group’s short-term borrowings from banks in the PRC amounted to RMB4.61 billion in aggregate. The effective interest rate of these borrowings was 2.24% per annum.

(ii)	Long-term bank loans

	As of June 30, 2025				As of December 31, 2024
Ref. Company	Outstanding loan RMB in billion	Current portion according to the repayment schedule RMB in billion	Long-term portion RMB in billion	Effective interest rate	Outstanding loan RMB in billion	Current portion according to the repayment schedule RMB in billion	Long-term portion RMB in billion	Effective interest rate
1 Zhaoqing XPeng Automobile Co., Ltd.	1.26	0.50	0.76	4.23%	1.49	0.23	1.26	4.05%
2 Zhaoqing Xiaopeng New Energy investment Co., Ltd.	1.64	0.96	0.68	3.16%	1.24	0.74	0.50	3.04%
3 Guangzhou Xiaopeng Automobile Finance Leasing Co., Ltd.	0.15	0.02	0.13	3.80%	0.16	0.02	0.14	3.80%
4 Guangdong Xiaopeng Motors Technology Group Co., Ltd.	1.00	0.01	0.99	2.28%	0.50	0.00	0.50	2.35%
5 Xiaopeng Automobile Central China (Wuhan) Co., Ltd.	2.00	0.20	1.80	3.55%	2.08	0.18	1.90	3.81%
6 Guangzhou Pengyue Automobile Development Co., Ltd.	0.64	0.01	0.63	3.13%	0.32	0.01	0.31	3.43%
7 Guangzhou Xiaopeng New Energy Automobile Co., Ltd.	0.82	0.05	0.77	4.46%	0.83	0.01	0.82	4.56%

TOTAL	7.51	1.75	5.76	—	6.62	1.19	5.43	—

As of June 30, 2025, the Group obtained secured borrowings from several banks of RMB7.51 billion in aggregate. The maturity dates ranged from August 2025 to March 2035. As of December 31, 2024, the Group obtained secured borrowings from several banks of RMB6.62 billion in aggregate. The maturity dates ranged from January 2025 to November 2033.

Moreover, the Group received subsidies from the local government for interest expenses incurred associated with the borrowings. As of June 30, 2025 and December 31, 2024, the aggregate sum of loans receiving government-subsidized interest amounted to RMB3.58 billion and RMB3.67 billion, respectively. For the six month ended June 30, 2025 and 2024, upon the acceptance of subsidy application by the local government, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Zhaoqing manufacturing plant, Guangzhou manufacturing plant and Wuhan manufacturing base or to reduce the related interest expenses as incurred, if any.

(iii)	Asset-backed securities (“ABS”)

In March 2024 and October 2024, the Group entered into asset-backed securitization arrangements with third-party financial institutions and set up two securitization vehicles to issue senior debt securities to third party investors, which are collateralized by installment payment receivables (the “ABS transferred financial assets”). The Group also acts as a servicer to provide management, administration and collection services on the ABS transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt securities are reported as securitization debt. The securities will be repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities of the debt securities. As of June 30, 2025, the balance of current and non-current portion of the ABS were RMB0.50 billion and RMB0.04 billion, respectively. As of December 31, 2024, the balance of current and non-current portion of the ABS were RMB0.59 billion and RMB0.23 billion, respectively.

(iv)	Asset-backed notes (“ABN”)

In August 2023, the Group entered into asset-backed notes by issuing senior debt notes to third party investors, which are collateralized by installment payment receivables (the “ABN transferred financial assets”). The Group also acts as a servicer to provide management, administration and collection services on the ABN transferred financial assets and has the power to direct the activities that most significantly impact the securitization vehicles. The economic interests are retained by the Group in the form of subordinated interests as well as its obligation to absorb losses under certain circumstances. As a result, the Group consolidated the securitization vehicles. The proceeds from the issuance of debt notes are reported as securitization debt. The notes will be repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities. As of June 30, 2025, the balance of current and non-current portion of the ABN were RMB0.01 billion and nil, respectively. As of December 31, 2024, the balance of current and non-current portion of the ABN were RMB0.08 billion and nil, respectively.

As of June 30, 2025, all of the bank loans and other borrowings of the Group were denominated in RMB and bore fixed and floating interest rate, and the Group had not been in violation of any of the covenants pursuant to the applicable agreement(s) entered with the lenders.

3.	Pledge of assets

As of June 30, 2025, the Group pledged restricted cash and restricted deposits of RMB6.57 billion (December 31, 2024: RMB4.75 billion) for bank borrowings and the issuance of letter of guarantee, bank notes, legal disputes and others. Certain manufacturing buildings of Guangzhou and Zhaoqing plants, the land use right of Wuhan base, Guangzhou Plants, and Guangzhou Xiaopeng technology park and the equipments of Wuhan base were secured for the long-term bank loan with a total appraised value of RMB5.52 billion (December 31, 2024: RMB5.36 billion).

4.	Gearing ratio

Gearing ratio equals total debt divided by total equity as of the end of the reporting period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of June 30, 2025, the gearing ratio of the Group is 37.1% (December 31, 2024: 38.8%).

5.	Material investments

For the six months ended June 30, 2025, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2025). As of June 30, 2025, the Group did not have other plans for material investments and capital assets.

6.	Capital commitments and capital expenditure

As of June 30, 2025, the Group had capital commitments amounting to RMB0.63 billion for the acquisition of property, plant and equipment, which were primarily for Guangzhou and Zhaoqing plants and Wuhan base, and RMB0.39 billion for other investments.

7.	Contingent liabilities

As of June 30, 2025, the Group did not have any material contingent liabilities.

8.	Material acquisitions and disposals

For the six months ended June 30, 2025, the Group did not have any material acquisitions and disposals.

9.	Risk management

Foreign Exchange Risk

The Group uses Renminbi as its reporting currency. Most of the Group’s revenues and expenses are denominated in Renminbi, while the Group also has certain portion of cash denominated in the U.S. dollar from its financing activities. The functional currency of the Company and subsidiaries in the United States and Hong Kong is the U.S. dollar or HK dollar. The functional currency of subsidiaries in the PRC, the variable interest entity (“VIE”) and the VIE’s subsidiaries is the Renminbi. The Group’s exposure to U.S. dollars exchanges rate fluctuation mainly arises from the Renminbi-denominated cash and cash equivalents and other receivables held by the Group and its subsidiaries whose functional currency is U.S. dollars and the U.S. dollar-denominated other receivables held by the Group and its subsidiaries whose functional currency is Renminbi. The Group may enter into hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. During the period ended June 30, 2025, the Group did not enter into any foreign exchange forward contracts. As of June 30, 2025, the Group did not hold any foreign exchange forward contracts for hedging purposes.

To the extent that the Group needs to convert U.S. dollars into Renminbi for its operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that the Group receives from the conversion. Conversely, if the Group decides to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on its Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to the Group.

Interest Rate Risk

The Group’s interest rate risk arises from investments and borrowings. Investments in both fixed rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Borrowings in both fixed rate and floating rate carry a degree of interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk, while borrowings issued at variable rates expose the Group to cash flow interest rate risk.

The Group had not used any financial instrument to hedge its exposure to interest rate risk.

10.	Employees and remuneration policies

The following table sets forth the breakdown of the Group’s employees by function as of June 30, 2025:

Function	Number of Employees
Research and development	7,334
Sales and marketing	4,678
Manufacturing	3,950
General and administration	95
Operation	574

Total	16,631

The Group primarily recruits the employees through recruitment agencies, on-campus job fairs, referrals, and online channels including the Company’s corporate website and social networking platforms. The Group has adopted a training policy, pursuant to which technology, corporate culture, leadership and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants.

The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of its employees.

OTHER INFORMATION

Purchase, sale and redemption of the Company’s listed securities

On January 2, 2025, the Company issued 34,874 Class A ordinary shares to satisfy the restricted share units (the “RSUs”) pursuant to the 2019 equity incentive plan approved and adopted in June 2020, as amended and restated in August 2020 and June 2021 (the “2019 Equity Incentive Plan”).

On March 21, 2025, the Company issued 2,464,214 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On April 1, 2025, the Company issued 600,000 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On April 23, 2025, the Company issued 33,334 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On June 23, 2025, the Company issued 2,659,370 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities (including sale of treasury shares) during the Reporting Period.

Compliance with the Corporate Governance Code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix C1 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

Pursuant to code provision C.2.1 of part 2 of the CG Code as set out in Appendix C1 to the Listing Rules, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate role for chairman and chief executive officer and Mr. Xiaopeng He currently performs these two roles. The board of directors (the “Directors”) of the Company (the “Board”) believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, the Company has complied with the code provisions set out in part 2 of the CG Code during the Reporting Period.

Compliance with the Model Code for Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Having made specific enquiries to all of the Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code during the Reporting Period.

Important events after the Reporting Period

Save as disclosed in this announcement, no important events affecting the Group occurred since June 30, 2025 and up to the date of this announcement.

Review of unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements of the Group for the six months ended June 30, 2025 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410 — “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants for the Hong Kong filing. The unaudited interim condensed consolidated financial statements of the Group for the six months ended June 30, 2025 have also been reviewed by the audit committee of the Company.

Interim dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2025.

Publication of interim results and interim report

This announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the Company’s investor relations website of at http://ir.xiaopeng.com. The 2025 Interim Report containing all the information required by the Listing Rules will be dispatched to the shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

Appreciation

The Group would like to express its appreciation to all the staff for their outstanding contribution towards the Group’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Group to continue its success in future. Also, the Group wishes to extend its gratitude for the continued support from its shareholders, customers, and business partners. The Group will continue to deliver sustainable business development, so as to create more values for all its shareholders.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to become a smart technology company trusted and loved by users worldwide. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Shenzhen, Silicon Valley and San Diego. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and fair value loss (gain) on derivative liability relating to the contingent consideration, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Interim Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Tuesday, August 19, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive director, Mr. Ji-Xun Foo as a non-executive director, and Mr. Donghao Yang, Ms. Fang Qu and Mr. Hongjiang Zhang as independent non-executive directors.

*	For identification purpose only

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		For the Six Months Ended June 30,
	Note	2025 RMB	2024 RMB
Revenues
Vehicle sales	3	31,252,994	12,363,263
Services and others	3	2,832,039	2,296,240

Total revenues	3	34,085,033	14,659,503

Cost of sales
Vehicle sales		(27,327,991)	(11,626,329)
Services and others		(1,130,182)	(1,053,631)

Total cost of sales		(28,458,173)	(12,679,960)

Gross profit		5,626,860	1,979,543

Operating expenses
Research and development expenses		(4,186,868)	(2,817,200)
Selling, general and administrative expenses		(4,113,305)	(2,962,048)
Other income, net		781,442	352,883
Fair value (loss) gain on derivative liability relating to the contingent consideration		(84,225)	191,793

Total operating expenses, net		(7,602,956)	(5,234,572)

Loss from operations		(1,976,096)	(3,255,029)

Interest income		599,451	755,327
Interest expenses		(204,096)	(166,520)
Investment gain (loss) on long-term investments		104,054	(55,292)
Exchange gain from foreign currency transactions		273,132	7,886
Other non-operating income, net		23,729	7,617

Loss before income tax benefit and share of results of equity method investees		(1,179,826)	(2,706,011)

Income tax benefit	4	1,430	32,713
Share of results of equity method investees		36,596	20,727

Net loss		(1,141,800)	(2,652,571)

Net loss attributable to ordinary shareholders of XPeng Inc.		(1,141,800)	(2,652,571)

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT

OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		For the Six Months Ended June 30,
	Note	2025	2024
		RMB	RMB
Net loss		(1,141,800)	(2,652,571)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of tax		(42,124)	113,393

Total comprehensive loss attributable to XPeng Inc.		(1,183,924)	(2,539,178)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(1,183,924)	(2,539,178)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	5	1,900,912,109	1,886,710,018
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	5	(0.60)	(1.41)
Weighted average number of ADS used in computing net loss per share
Basic and diluted		950,456,055	943,355,009
Net loss per ADS attributable to ordinary shareholders
Basic and diluted		(1.20)	(2.81)

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of	As of
		June 30,	December 31,
	Note	2025	2024
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		18,809,493	18,586,274
Restricted cash		4,531,074	3,153,390
Short-term deposits		13,405,550	12,931,757
Restricted short-term deposits		324,144	110,699
Short-term investments		1,655,299	751,290
Long-term deposits, current portion		1,079,259	452,326
Restricted long-term deposits, current portion		591,322	—
Accounts and notes receivable, net	6	1,764,392	2,449,629
Installment payment receivables, net, current portion		2,671,329	2,558,756
Inventory		6,602,952	5,562,922
Amounts due from related parties		53,516	43,714
Prepayments and other current assets		3,282,626	3,135,312

Total current assets		54,770,956	49,736,069

Non-current assets
Long-term deposits		6,055,377	4,489,036
Restricted long-term deposits		1,118,577	1,487,688
Property, plant and equipment, net		11,887,778	11,521,863
Right-of-use assets, net		3,863,234	1,261,663
Intangible assets, net		4,333,824	4,610,469
Land use rights, net		3,254,589	2,744,424
Installment payment receivables, net		4,583,734	4,448,416
Long-term investments		2,144,004	1,963,194
Other non-current assets		414,886	443,283

Total non-current assets		37,656,003	32,970,036

Total assets		92,426,959	82,706,105

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of	As of
		June 30,	December 31,
	Note	2025	2024
		RMB	RMB
LIABILITIES
Current liabilities
Short-term borrowings		3,199,123	4,609,123
Accounts payable	7	16,958,863	15,181,585
Notes payable	8	13,727,997	7,898,896
Amounts due to related parties		984	9,364
Operating lease liabilities, current portion		466,496	324,496
Finance lease liabilities, current portion		12,096	41,940
Deferred revenue, current portion		1,491,637	1,275,716
Long-term borrowings, current portion		2,262,827	1,858,613
Accruals and other liabilities		9,838,487	8,650,636
Income taxes payable		5,237	14,514

Total current liabilities		47,963,747	39,864,883

Non-current liabilities
Long-term borrowings		5,794,528	5,664,518
Operating lease liabilities		4,413,697	1,345,852
Finance lease liabilities		796,947	777,697
Deferred revenue		1,051,654	822,719
Derivative liability		251,085	167,940
Deferred tax liabilities		330,353	341,932
Other non-current liabilities		1,487,581	2,445,776

Total non-current liabilities		14,125,845	11,566,434

Total liabilities		62,089,592	51,431,317

XPENG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of	As of
		June 30,	December 31,
	Note	2025	2024
		RMB	RMB
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value; 9,250,000,000 and 9,250,000,000 shares authorized, 1,557,501,154 and 1,551,709,362 shares issued, 1,553,771,246 and 1,549,404,500 shares outstanding as of June 30, 2025 and December 31, 2024, respectively)		105	104
Class B Ordinary shares (US$0.00001 par value; 750,000,000 and 750,000,000 shares authorized, 348,708,257 and 348,708,257 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)		21	21
Additional paid-in capital		70,918,187	70,671,685
Statutory and other reserves		111,841	95,019
Accumulated deficit		(42,744,171)	(41,585,549)
Accumulated other comprehensive income		2,051,384	2,093,508

Total shareholders’ equity		30,337,367	31,274,788

Total liabilities and shareholders’ equity		92,426,959	82,706,105

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:

1.	General Information

XPeng Inc. (“XPENG” or the “Company”) was incorporated under the laws of the Cayman Islands on December 27, 2018, as an exempted company with limited liability. The Company, its subsidiaries and consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) are collectively referred to as the “Group”.

The Group designs, develops and delivers smart electric vehicles. It manufactures all vehicles through its own plants in Zhaoqing, Guangzhou, and its own manufacturing base in Wuhan. As of June 30, 2025, its primary operations are conducted in the People’s Republic of China (“PRC”).

The unaudited interim condensed consolidated financial statements comprise the condensed consolidated balance sheets as of June 30, 2025 and the condensed consolidated statement of comprehensive loss, the condensed consolidated statement of changes in shareholders’ equity and the condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information (collectively defined as the “Interim Financial Statements”).

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation

The accompanying unaudited interim condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial statements. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited interim condensed financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of June 30, 2025, results of operations and cash flows for the six months ended June 30, 2025 and 2024. The consolidated balance sheets as of December 31, 2024 have been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited interim condensed financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2024 The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for interim periods are not necessarily indicative of the results expected for the full fiscal year or for any future period.

(b)	Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews unaudited consolidated revenue and gross profit when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for internal reporting. As the Group’s long-lived assets are substantially located in the PRC and the revenue is mainly generated in the PRC, no segment geographical information is presented.

For the operating results of segment provided to and reviewed by CODM, please refer to the unaudited interim consolidated results.

3.	Revenues

Revenues by source consisted of the following:

	For the Six Months Ended June 30,
	2025	2024
	RMB’000	RMB’000
Revenue from contracts with customers Vehicle sales
— At a point in time	31,252,994	12,363,263
Services and others
— At a point in time	1,331,264	943,558
— Over time	1,290,763	1,161,414
Revenue from other sources
Services and others	210,012	191,268

Total	34,085,033	14,659,503

4.	Taxation

Composition of income tax benefit for the periods presented are as follows:

	For the Six months Ended June 30,
	2025	2024
	RMB’000	RMB’000
Current income tax expenses	6,870	7,033
Deferred income tax benefit	(8,300)	(39,746)

Income tax benefit	(1,430)	(32,713)

5.	Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the six months ended June 30, 2025 and 2024 as follows:

	For the Six months Ended June 30,
	2025	2024
	RMB’000	RMB’000
Numerator:
Net loss	(1,141,800)	(2,652,571)

Net loss attributable to ordinary shareholders of XPeng Inc.	(1,141,800)	(2,652,571)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	1,900,912,109	1,886,710,018

Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc.	(0.60)	(1.41)

For the period ended June 30, 2025 and 2024, the Company had potential ordinary shares, including non-vested RSUs granted and contingently issuable shares relating to contingent consideration. As the Group incurred losses for the periods ended June 30, 2025 and 2024, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested RSUs excluded from the calculation of diluted net loss per share of the Company were 33,072,605 and 28,762,553 as of June 30, 2025 and 2024, respectively. The number of contingently issuable shares relating to contingent consideration excluded from the calculation of diluted net loss per share of the Company is between nil and 14,276,521, between nil and 32,967,573, as of June 30, 2025 and 2024, respectively.

6.	Accounts and Notes Receivable, net

	As of	As of
	June 30,	December 31,
	2025	2024
	RMB’000	RMB’000
Accounts receivable, net	872,888	1,803,035
Notes receivable	891,504	646,594

Total	1,764,392	2,449,629

Accounts receivable consisted of the following:

	As of	As of
	June 30,	December 31,
	2025	2024
	RMB’000	RMB’000
Accounts receivable, gross	906,035	1,823,819
Allowance for doubtful accounts	(33,147)	(20,784)

Accounts receivable, net	872,888	1,803,035

The accounts receivable mainly included the amounts of vehicle sales in relation to government subsidies to be collected from government on behalf of customers and large-volume buyers for vehicle sales and large-volume buyers for vehicle sales in the ordinary course. Sales to individual customers were normally made with advances from customers. Sales to large-volume buyers were made on credit terms ranging from 30 to 60 days.

An aging analysis of accounts receivable based on the relevant recognition dates is as follows:

	As of	As of
	June 30,	December 31,
	2025	2024
	RMB’000	RMB’000
0–3 months	429,888	587,516
3–6 months	124,456	125,601
6–12 months	32,026	42,922
Over 1 year	319,665	1,067,780

Accounts receivable, gross	906,035	1,823,819

The notes receivable mainly included the amounts of vehicle sales in relation to large-volume buyers for vehicle sales in the ordinary course. Sales to large-volume buyers were made on credit terms ranging from 30 to 150 days.

An aging analysis of notes receivable based on the relevant issuance dates is as follows:

	As of	As of
	June 30,	December 31,
	2025	2024
	RMB’000	RMB’000
0–3 months	419,073	300,227
3–6 months	472,431	346,367

Notes receivable	891,504	646,594

7.	Accounts Payable

	As of	As of
	June 30,	December 31,
	2025	2024
	RMB’000	RMB’000
Accounts payable	16,958,863	15,181,585

The Group normally receives credit terms of 0 days to 60 days from its suppliers. An aging analysis of accounts payable based on the relevant recognition dates is as follows:

	As of	As of
	June 30,	December 31,
	2025	2024
	RMB’000	RMB’000
0–3 months	15,418,798	14,377,611
3–6 months	1,027,414	327,586
6–12 months	306,322	229,439
Over 1 year	206,329	246,949

Total	16,958,863	15,181,585

8.	Notes Payable

	As of	As of
	June 30,	December 31,
	2025	2024
	RMB’000	RMB’000
Bank acceptance notes payable	13,727,997	7,898,896

The bank acceptance note payable represents trade payable due to various suppliers, for which the banks have guaranteed the payment. The bank acceptance notes payable are transferable and eligible for discounting by suppliers.

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of	As of
	June 30,	December 31,
	2025	2024
	RMB’000	RMB’000
0–3 months	8,785,445	5,448,028
3–6 months	4,942,552	2,450,868

Total	13,727,997	7,898,896

9.	Dividends

Dividends are recognized when declared. No dividend was declared for the six months ended June 30, 2025 and 2024, respectively.

XPENG INC.

UNAUDITED INTERIM RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Six Months Ended June 30,
	2025	2024
	RMB	RMB
Loss from operations	(1,976,096)	(3,255,029)
Fair value loss (gain) on derivative liability relating to contingent consideration	84,225	(191,793)
Share-based compensation expenses	246,503	216,017

Non-GAAP loss from operations	(1,645,368)	(3,230,805)

Net loss	(1,141,800)	(2,652,571)
Fair value loss (gain) on derivative liability relating to contingent consideration	84,225	(191,793)
Share-based compensation expenses	246,503	216,017

Non-GAAP net loss	(811,072)	(2,628,347)

Net loss attributable to ordinary shareholders	(1,141,800)	(2,652,571)
Fair value loss (gain) on derivative liability relating to contingent consideration	84,225	(191,793)
Share-based compensation expenses	246,503	216,017

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(811,072)	(2,628,347)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,900,912,109	1,886,710,018
Non-GAAP net loss per ordinary share
Basic and diluted	(0.43)	(1.39)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	950,456,055	943,355,009
Non-GAAP net loss per ADS
Basic and diluted	(0.85)	(2.79)